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[DESCRIPTION]
                        LEE ENTERPRISES, INCORPORATED

                             PART I.  EXHIBIT 11

                  Computation of Earnings Per Common Share
                   (In Thousands Except Per Share Amounts)
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                            Three Months Ended    Nine Months Ended
                                 June 30,              June 30,
                              1994       1993       1994       1993
                                           (Unaudited)

Net income applicable to
  common shares             $ 14,367   $ 11,849   $ 37,248   $ 29,853

Shares:
  Weighted average common
    shares outstanding        23,129     23,199     23,112     23,181
  Dilutive effect of
    certain stock options        284        243        333        305
  Average common shares
    outstanding as adjusted   23,413     23,442     23,445     23,486

Earnings per common share   $    .61   $    .51   $   1.59   $   1.27

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